


15005474

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2015

No Act
PE 12/31/14

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-12-15

John Daly
Yum! Brands, Inc.
john.daly@yum.com

Re: Yum! Brands, Inc.
Incoming letter dated December 31, 2014

Dear Mr. Daly:

This is in response to your letter dated December 31, 2014 concerning the shareholder proposal submitted to Yum by Trillium Asset Management, LLC on behalf of Katherine Hyett and First Affirmative Financial Network, LLC on behalf of the Jane M. Ritchie Revocable Trust. We also have received a letter on the proponents' behalf dated January 28, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Jonas Kron
Trillium Asset Management, LLC
jkron@trilliuminvest.com

February 12, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Yum! Brands, Inc.
Incoming letter dated December 31, 2014

The proposal requests that the board prepare an annual report providing metrics and key performance indicators demonstrating the extent to which Yum is curtailing the actual impact of its palm oil supply chain on deforestation and human rights.

We are unable to concur in your view that Yum may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Yum may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Yum may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that Yum's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that Yum may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Justin A. Kisner
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



January 28, 2015

VIA e-mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Yum! Brands, Inc. December 31, 2014 Request to Exclude Shareholder Proposal Regarding Annual Report on Palm Oil

Dear Sir/Madam:

This letter is submitted on behalf of Kate Hyett and First Affirmative Financial Network, LLC by Trillium Asset Management, LLC, as the designated representative in this matter (hereinafter referred to as "Proponents"), who are beneficial owners of shares of common stock of Yum! Brands, Inc. (hereinafter referred to as "Yum" or the "Company"), and who have submitted a shareholder proposal (hereinafter referred to as "the Proposal") to Yum, to respond to the letter dated December 31, 2014 sent to the Office of Chief Counsel by Yum, in which it contends that the Proposal may be excluded from the Company's 2014 proxy statement under Rule 14a-8.

I have reviewed the Proposal and the Company's letter, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proposal must be included in Yum's 2015 proxy statement because the Company has not substantially implemented the Proposal nor is it vague or indefinite. Therefore, we respectfully request that the Staff not issue the no-action letter sought by the Company.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) we are filing our response via e-mail in lieu of paper copies and are providing a copy to Yum's Vice President, Associate General Counsel, John P. Daly via e-mail at john.daly@yum.com.

The Proposal, the full text of which is attached as Attachment A, requests:

> Shareholders request the Board prepare an annual public report, at reasonable cost and omitting proprietary information, providing metrics and key performance indicators demonstrating the extent to which Yum is curtailing the actual impact of

its palm oil supply chain on deforestation and human rights.

The Company Has Not Substantially Implemented the Proposal

It is clear that Yum's statement of intention to phase out palm oil does not address, in any way, the Proposal's concerns about what the current and future deforestation and human rights impact of the Company's existing palm oil sourcing. As Yum's palm oil goal makes clear, a full 30% of its restaurants still use palm oil. That is why we are asking the Board to prepare an annual public report providing metrics and key performance indicators demonstrating the extent to which Yum is curtailing the actual impact of its palm oil supply chain on deforestation and human rights. At its core the inadequacy of Yum's argument in its no-action letter is that Yum's position on palm oil is that it wants to phase out, but the Proposal is focused on what is the impact now (and annually as it goes through the phase out, assuming it is able to) of its palm oil sourcing and if it can demonstrate it is curtailing that impact.

At a very basic level, the argument also fails because while the target announced by the Company in March 2013 is certainly a management expression of intent to try and remove palm oil from its supply chain, it is simply a static declaration of intent to stay away from palm oil and does not constitute an annual report on the issue which provides periodic updates. And as a management statement, it does not represent a report from the Board of Directors.

Now approaching the two-year anniversary of Yum's statement there have been dramatic developments in the palm oil market. As described in the Proposal, in the last 12 months palm oil purchasers and major suppliers have adopted robust and time-bound commitments to eliminate deforestation and human rights abuses from their palm oil supply chain and achieve full traceability. These commitments have been made by a group of over 20 consumer brands such as Mondelez, Dunkin Donuts, and Nestle, and palm oil suppliers representing over 60% of palm oil produced, including Cargill, Wilmar, Goldenagri Resources, and IOI Loders Croklaan. Given the fast moving nature of the market and the issue, particularly since 2013, an annual report from the Board is critical.

Further, the Company statement from 2013 does not provide any metrics or key performance indicators regarding actual impact of its still existing palm oil supply on deforestation and human rights. It would appear that the Company's argument is that one can *infer* from its 2013 target and its supplier code of conduct what those impacts would be. But, as is self-evident, intentions and reality do not necessarily align. And this is particularly true for the issue of palm oil. The Proposal cannot be satisfied by inferences of reduced impact on deforestation and human rights based on targets, but rather, in order to satisfy the core objective of the Proposal the Board must demonstrate that Yum's actions via its supply chain actually curtail deforestation and human rights harms.

In short, the Yum is attempting to argue that a two year old management statement on phasing out of palm oil and the accompanying inferences is a fair substitute for an annual Board report providing metrics and key performance indicators demonstrating the extent to which Yum is curtailing the actual impact of its palm oil supply chain on deforestation and human rights during this phase out. Clearly it is not.

The Proposal is Not So Vague and Indefinite that it is False or Misleading

The Company's arguments of "multiple interpretations" tries to create confusion where there is none. As is well established, shareholder proposals cannot micro-manage and delve too deeply into details that shareholders are not equipped to address. Accordingly, we have drafted the resolved clause at the proper level of specificity for a shareholder request to the Board of Directors. However, we do not want to be accused to being too vague and not providing at least some guidance as to what we are seeking. Accordingly, we have provided the suggested matters to cover the report while leaving the question ultimately up to the Board of Directors to determine how best to "demonstrating the extent to which Yum is curtailing the actual impact of its palm oil supply chain on deforestation and human rights." Respectfully, we would contend that the Company would not be satisfied by any other wording and is simply trying to generate a question or ambiguity where there is none.

With respect to the Company's "vague and indefinite terms" argument, under Rules 14a-8(i)(3) and 14a-9, proposals are not permitted to be "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B") The Commission has also made it clear that it will apply a "case-by-case analytical approach" to each proposal. Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release"). However, because this means that the vagueness analysis becomes a very fact-intensive and time consuming determination, the Staff has expressed significant concern about becoming overly involved and caught up in the minutia that companies have been known to argue. SLB 14B.[1] Finally, the Staff stated in SLB 14B that "rule 14a-8(g) makes clear that *the company bears the burden* of demonstrating that a proposal or statement may be excluded." *Id* (emphasis added). In this case, Yum has clearly not met its burden.

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[1] It would appear that periodically, the Staff reminds issuers to avoid making frivolous vagueness arguments that cause proponents and the Staff to waste time. (e.g. SLB 14B and Release No. 33-6253 (October 28, 1980)).

Regarding the argument that we do not "define key terms" there is no requirement that terms be defined or even universally agreed upon. See *Microsoft Corporation* (September 14, 2000) where the Staff required inclusion of a proposal that requested the board of directors implement and/or increase activity on eleven principles relating to human and labor rights in China. In that case, the company argued "phrases like 'freedom of association' and 'freedom of expression' have been hotly debated in the United States" and therefore the proposal was too vague. See also, *Yahoo!* (April 13, 2007), which survived a challenge on vagueness grounds where the proposal sought "policies to help protect freedom of access to the Internet"; *Cisco Systems, Inc.* (Sep. 19, 2002) (Staff did not accept claim that terms "which allows monitoring," "which acts as a `firewall,'" and "monitoring" were vague); and *Cisco Systems, Inc.* (Aug. 31, 2005) (Staff did not accept claim that term "Human Rights Policy" was too vague).

Turning to the three terms Yum takes issue with, it is also clear that there is no vagueness or indefiniteness in the Proposal that would make it excludable.

"Curtailing": According to the Merriam-Webster Dictionary, the term means "to reduce or limit".[2] The Oxford English Dictionary defines it as "shortening; abridging".[3] The American Heritage Dictionary defines it as "To cut short or reduce".[4] Searching further did not provide any evidence for Yum's professed confusion that the term may mean "to cease". In no case does it ever seem to have that meaning. The term has a plain meaning which is shown in these definitions and was correctly identified by the Company as "to limit". There is no hint of vagueness or indefiniteness in this common English term and we regret that the Company has taken up the Staff's time with this argument.

"Actual": Merriam-Webster Dictionary defines it as "real and not merely possible or imagined".[5] The Oxford English Dictionary defines it as "Existing in fact, real; carried out, acted in reality. Opposed to potential, possible, ideal."[6] The American Heritage Dictionary defines it as "Existing in reality and not potential, possible, simulated, or false".[7] Where is the vagueness in the notion of real impacts as opposed to possible impacts? As discussed above, Yum seems to be suggesting that somehow an inference of potential impacts is somehow a substitute for what is being requested. However, there is no indication that we are contemplating such a response, and the

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[2] http://www.merriam-webster.com/dictionary/curtail
[3] http://www.oed.com/view/Entry/46173
[4] https://www.ahdictionary.com/word/search.html?q=Curtail&submit.x=0&submit.y=0
[5] http://www.merriam-webster.com/dictionary/actual
[6] http://www.oed.com/view/Entry/1972?redirectedFrom=actual#eid
[7] https://www.ahdictionary.com/word/search.html?q=actual&submit.x=0&submit.y=0

idea that we would appears to be a creation of the Company.

"Human Rights": The Staff has already addressed this question in *Cisco Systems, Inc.* (Aug. 31, 2005) (Staff did not accept claim that term "Human Rights Policy" was too vague). A position that is consistent with *Microsoft Corporation* (September 14, 2000) where the Staff required inclusion of a proposal that requested the board of directors implement and/or increase activity on eleven principles relating to human and labor rights in China.

Conclusion

In conclusion, we respectfully request the Staff to inform the Company that Rule 14a-8 requires a denial of the Company's no-action request. As demonstrated above, the Proposal is not excludable under Rule 14a-8. In the event that the Staff should decide to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff in advance.

Please contact me at (503) 592-0864 or jkron@trilliuminvest.com with any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Jonas Kron
Senior Vice President

cc: John P. Daly
Yum! Brands, Inc.

Holly A. Testa
First Affirmative Financial Network LLC

Appendix A

Palm Oil Policy

Whereas

Yum! Brands (Yum) foods contain palm oil, a commodity that has attracted high-profile scrutiny for its role in deforestation and human rights abuses. Yum's website suggests that palm oil is used as cooking oil in 30% of its 39,000 restaurants.

Approximately 85% of palm oil is grown in Indonesia and Malaysia, where it is the leading driver of deforestation. Primarily due to forest and peatland conversion, Indonesia was ranked the 3rd largest emitter of greenhouse gases globally, despite being the world's 16th largest economy. The palm oil industry is also notorious for using child and forced labor, according to the U.S. Department of Labor.

Companies that fail to uphold strong environmental and social values throughout their supply chains have faced significant reputational damage and consumer rejection of their products.

Many companies are already addressing these concerns. Palm oil purchasers and major suppliers have recently adopted robust and time-bound commitments to eliminate deforestation and human rights abuses from their palm oil supply chain and achieve full traceability. These commitments have been made by a group of over 20 consumer brands such as Mondelez, Dunkin Donuts, and Nestle, and palm oil suppliers representing over 60% of palm oil produced, including Cargill, Wilmar, Goldenagri Resources, and IOI Loders Croklaan.

Yum scored a 0 out of 100 on a 2014 palm oil sourcing scorecard by the Union of Concerned Scientists, below McDonald's and Subway. Burger King, a member of the Roundtable on Sustainable Palm Oil (RSPO), committed to source only certified sustainable palm oil and palm olein.

By contrast, Yum has yet to adopt a comparable commitment. In fact, it is not clear whether the company has any environmental standards for the palm oil it purchases.

Proponents are concerned that Yum may be exposed to significant brand and reputational risks from supply chain impacts on deforestation and human rights.

Therefore, be it resolved that: Shareholders request the Board prepare an annual public report, at reasonable cost and omitting proprietary information, providing metrics and key performance indicators demonstrating the extent to which Yum is curtailing the actual impact of its palm oil supply chain on deforestation and human rights.

Supporting Statement

Proponents believe a meaningful response to this proposal could include, amongst other company responses:

- A "no deforestation, no peat clearance, and no exploitation" policy;
- Percentage of palm oil traceable to suppliers and verified by credible third parties as not engaged in (1) physical expansion into peatlands, High Conservation Value or High Carbon stock forests, or (2) human rights abuses such as child or forced labor;
- A time-bound plan for 100% sourcing consistent with those criteria;
- An explicit commitment to strengthen third-party certification programs to prevent development on high carbon stock forests and peatlands; and
- Percent of Palm Oil RSPO certified (including percentage GreenPalm, Mass Balance and/or Segregated).



John P. Daly
Vice President, Associate General Counsel

Yum! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213
Office 502 874-2490
Fax 502 874-2112
john.daly@yum.com

December 31, 2014

VIA EMAIL: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Yum! Brands – Exclusion of Shareholder Proposal
Submitted by Trillium Asset Management LLC and
First Affirmative Financial Network LLC, as co-filers

Dear Sir or Madam:

Yum! Brands, Inc. (the "***Company***"), respectfully submits this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), to notify the Securities and Exchange Commission (the "***Commission***") of the Company's intention to exclude from the Company's proxy materials for its 2015 annual meeting of shareholders (the "***2015 Proxy Materials***"), a shareholder proposal submitted to the Company by Trillium Asset Management LLC and First Affirmative Financial Network, LLC, as co-filers (the "***Proponents***") in letters dated November 17 and November 20, 2014 respectively (the "***Shareholder Proposal***").

The Company requests confirmation that the Commission's staff (the "***Staff***") will not recommend to the Commission that enforcement action be taken against the Company if the Company excludes the Shareholder Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(10) under the Exchange Act, on the basis that the Company has already substantially implemented the Shareholder Proposal and pursuant to Rule 14a-8(i)(3) of the Exchange Act, on the basis that the Shareholder Proposal is so vague and indefinite that it is materially false and misleading.

Pursuant to Exchange Act Rule 14a-8(j), the Company is submitting electronically to the Commission this letter and the Shareholder Proposal (attached as Exhibit A), and is concurrently sending a copy to the Proponents, no later than eighty calendar days before the Company intends to file its definitive Proxy Materials with the Commission.

Background

On November 17 and November 20, 2014, the Company received the following Shareholder Proposal from the Proponents, for inclusion in the Proxy Materials:







Therefore, be it resolved that: Shareholders request the Board prepare an annual public report, at reasonable cost and omitting proprietary information, providing metrics and key performance indicators demonstrating the extent to which Yum is curtailing the actual impact of its palm oil supply chain on deforestation and human rights.

Supporting Statement
Proponents believe a meaningful response to this proposal could include, amongst other company responses:

- A "no deforestation, no peat clearance, and no exploitation" policy;
- Percentage of palm oil traceable to suppliers and verified by credible third parties as not engaged in (1) physical expansion into peatlands, High Conservation Value or High Carbon stock forests, or (2) human rights abuses such as child or forced labor;
- A time-bound plan for 100% sourcing consistent with those criteria;
- An explicit commitment to strengthen third-party certification programs to prevent development on high carbon stock forests and peatlands; and
- Percent of Palm Oil RSPO certified (including percentage GreenPalm, Mass Balance and/or Segregated).

<u>**Bases for Exclusion**</u>

We respectfully request that the Staff concur in our view that the Shareholder Proposal may be excluded pursuant to Rule 14a-8(i)(10) and Rule 14a-8(i)(3). Rule 14a-8(i)(10) provides that a shareholder proposal may be omitted from a company's proxy statement if the company has substantially implemented the proposal. Rule 14a-8(i)(3) provides that a shareholder proposal may be omitted from a company's proxy statement if the proposal is so vague and indefinite that it is materially false and misleading.

The Shareholder Proposal May be Excluded Pursuant to Rule 14a-8(i)(10) Because the Company Has Substantially Implemented the Shareholder Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if "the company has already substantially implemented the proposal." Under the "substantially implemented" standard, a company may exclude a shareholder proposal when the company's actions address the shareholder proposal's underlying concerns, even if the company does not implement every aspect of the shareholder proposal. <u>Masco Corporation</u> (March 29, 1999) (permitting exclusion on substantial implementation grounds where the company adopted a version of the proposal with slight modification and clarification as to one of its terms). <u>See also</u> <u>MGM Resorts International</u> (Feb. 28, 2012) (permitting exclusion on substantial implementation grounds of a proposal requesting a report on the company's sustainability policies and performance, including multiple, objective statistical indicators, where the company published an annual sustainability report). The purpose of Rule 14a-8(i)(10) is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *See* Exchange Release No. 34-20091 (August 16, 1983); and Exchange Act Release No. 34-12598 (July 7, 1976) (discussing Rule 14a-8(c)(10), the predecessor to Rule 14a-8(i)(10)).

The Staff has previously considered proposals similar to the Shareholder Proposal, and granted no-action relief pursuant to Rule 14a-8(i)(10) on the basis that those proposals were substantially implemented through the companies' existing publicly disclosed information. In Hewlett Packard Company (December 18, 2013), the Division concurred in excluding a proposal that requested the company to "review and amend, where applicable, HP's polices [sic] related to human rights" on the basis that Hewlett Packard's "policies, practices and procedures compare favorably with the guidelines of the proposal and that HP has, therefore, substantially implemented the proposal." In Deere & Company (November 13, 2012), the Staff concurred in excluding a similar proposal on the basis that Deere "substantially implemented the proposal" based on the similarity between Deere's public disclosures and the guidelines requested in the shareholder proposal. In ConAgra Foods, Inc. (Jul. 3, 2006) the Division concurred that ConAgra could exclude on substantial implementation grounds a proposal requiring a sustainability report where the company already published a sustainability report as part of its corporate responsibilities report. In the Gap Inc. (Mar. 16, 2001), the Division concurred on substantial implementation grounds that the Gap could exclude a proposal requesting a report on child labor practices of the company's suppliers where the company has established a code of vendor conduct, monitored compliance with the code, published information on its website about the code and monitoring programs and discussed child labor issues with shareholders).

We believe that the Company's existing disclosure on palm oil and its supply chain substantially implements the Shareholder Proposal. The essential objective of the Shareholder Proposal appears to be a report showing how the Company is mitigating its impact on human rights and deforestation in its supply chain through its palm oil use. The Company already publishes its goal regarding removal of palm oil in its markets, wherever feasible, and the Company's progress with respect to its goal (with periodic updates) in the Company's annual corporate social responsibility report ("CSR Report"). Relevant excerpts of the Company's most recent CSR Report are attached hereto as Exhibit B and the CSR Report is publicly available on the Company's website at www.yumcsr.com. After discussions with stakeholders, including shareholders and NGOs in prior years, the Company added the following language to its CSR Report, which directly addresses its palm oil, nutrition-based strategy:

> **Palm Oil**
>
> As part of our global nutrition strategy, our goal over the next four years is to phase out palm oil wherever feasible. We have been working toward that goal and today, nearly 70% of our global restaurants do not use palm oil as their cooking oil.
>
> Since 2007, KFC UK and Ireland gradually improved cooking oils by switching to rapeseed-based cooking oils that are high in monounsaturated fatty acids. These oils are healthier options as they are not closely linked to health problems such as cardiovascular disease. In 2011, we removed palm oil from our fryers and replaced it with high oleic rapeseed oil and sunflower oil. This move has cut the saturated fat in our Original Recipe® chicken, fillets and mini fillets by up to 25%.
>
> KFC Australia introduced canola oil in May 2012 replacing responsibly-sourced palm oil for cooking their freshly prepared menu items.
>
> In December 2013, KFC France phased out of palm oil, using a new oil mix consisting of sunflower and rapeseed oil. Remaining markets that are currently using palm oil in products are reviewing and testing alternatives.

The Shareholder Proposal appears to request that the report include how it holds its supply chain accountable for compliance with "human rights". While it is unclear, as discussed below, what the Proponents mean by human rights, if we interpret this to mean compliance with labor and employment laws, the Company's CSR Report also addresses this issue with disclosure regarding its Supplier Code of Conduct, supplier audit system and human rights policies (disclosure concerning each is published on the Company's website). For example, as reported in the Company's CSR Report:

> Our Supplier Code of Conduct sets forth our expectations and minimum standards for all suppliers and subcontractors in our U.S. market. The Code addresses working hours and conditions, non-discrimination, child labor and forced or indentured labor. We require suppliers to conduct audits and inspections to verify compliance with the Code. In addition, we reserve the right to conduct unannounced assessments, audits and inspections of supplier facilities. Violations lead to disciplinary action, including termination of the supplier relationship for repeated violations or noncompliance.

The Company believes its public disclosures substantially implement the Shareholder Proposal and is properly excludable under Rule 14a-8(i)(10). The Company's CSR Report articulates the Company's commitment to removal of palm oil in its markets, holding its supply chain accountable and includes a timetable for removal as well as specific examples of progress against that timetable. The Company believes that it already has (and discloses) a progressive strategy that substantially implements the Proponents' goal, to reduce the Company's palm oil impact.

The Shareholder Proposal may be excluded under Rule 14a-8(i)(3) because the Shareholder Proposal is so vague and indefinite that it is materially false and misleading.

Rule 14a-8(i)(3) permits a company to exclude a proposal or supporting statement, or portions thereof, which are contrary to any of the Commission's proxy rules, including Rule 14a-9. Rule 14a-9 prohibits materially false or misleading statements in proxy materials. Pursuant to Staff Legal Bulletin 14B (Sept. 15, 2004), reliance on Rule 14a-8(i)(3) to exclude a proposal or supporting statement is appropriate when the language of the proposal or supporting statement is so vague or indefinite that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See also Philadelphia Electric Company (Jul. 30, 1992). The Staff has consistently found that proposals that are subject to multiple interpretations are excludable under Rule 14a-8(i)(3). See e.g., The Boeing Co. (Mar. 2, 2011) (permitting exclusion of a proposal regarding executive compensation where the term "executive pay rights" was not sufficiently defined and thus subject to multiple reasonable interpretations). See also, Bank of America Corp. (Feb. 22, 2010) (concurring with the exclusion of a proposal calling for the creation of a board committee on "US Economic Security" where the proposal employed "vague and indefinite terms and phrases" that could have multiple meanings, leaving "unanswered questions for the proposed Board Committee, the Corporation and its stockholders.") While the Staff has held the view that a proposal does not have to specify the exact manner in which it should be implemented, the Staff has long held that a proposal is sufficiently vague and indefinite to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." Fuqua Industries, Inc. (Mar. 12, 1991).

1. Multiple Interpretations of Resolution Language.

The Shareholder Proposal requests a report "providing metrics and key performance indicators demonstrating the extent to which Yum is curtailing the actual impact of its palm oil supply chain on deforestation and human rights." In its supporting statement, the Proponents suggest topics that the Company "could include, amongst other company responses." As the resolution language currently reads, a report complete in all material respects concerning the Company's palm oil supply chain impact could be submitted to shareholders without including any of the elements of the Shareholder Proposal's supporting statement. As discussed above, the Company believes it already substantially meets all of the elements of the Shareholder Proposal with the Company's current palm oil strategy. The Proponents' inclusion of its suggested report elements in the supporting statement rather than as part of the resolution suggests that the Proponents recognize that other approaches or elements or metrics could be used to address the Proponents' concerns. Due to the numerous interpretations of, and approaches that can be taken by, the Proponent's resolution language, the Company's implementation of the Shareholder Proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal.

2. Vague and Indefinite Key Terms.

Several of the Shareholder Proposal's key terms are so inherently vague and indefinite that neither shareholders nor the Company would be able to determine with any reasonable certainty what actions or measures the Shareholder Proposal requires and could reasonably have conflicting interpretations.

- "Curtailing" – The Shareholder Proposal is vague and indefinite with respect to what it means by "curtailing" the actual impact of its palm oil supply chain. Do the Proponents recommend that the Company limit the impact of palm oil on deforestation and human rights or completely cease using palm oil to cease having any impact? Those different interpretations would employ very different analyses for the Proponents' report.

- "Actual Impact" - The Shareholder Proposal provides no definition or standard for what "actual impact" means. This lack of guidance means the Company would not know what actions to take to prepare its report (e.g., how to measure its "actual" impact or set goals or strategies or by whose standards) and ultimately could set goals, measure and track something significantly different than what would be envisioned by shareholders, which makes this term impermissibly vague.

- "Human Rights" – The Shareholder Proposal, further, does not describe what it means by actual impact on deforestation and "human rights". It is reasonable to read this to mean compliance with labor laws; however, the term "human rights" can be used in a myriad of contexts. Do the Proponents mean right to work? Right to certain pay levels? Right to housing? Right to water? This is unclear. As a result, while the Company could pick a particular right and still comply with the Shareholder Proposal, but not be in alignment with its Proponents or shareholders.

The multiple interpretations of the Shareholder Proposal resolution language as well as the numerous vague and undefined key terms make the Shareholder Proposal properly excludable under Rule 14a-8(i)(3).

Conclusion

Based on the foregoing, we respectfully request that the Staff concur that it will take no action if the Company excludes the Shareholder Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(10) and Rule 14a-8(i)(3), on the basis that the Shareholder Proposal involves matters substantially implemented by the Company and is impermissibly vague and indefinite so as to be materially false and misleading.

If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at 502-874-2490.

Sincerely,



John Daly
Vice President,
Associate General Counsel
Yum! Brands, Inc.

cc: Jonas Kron
Senior Vice President, Director of Shareholder Advocacy,
Trillium Asset Management LLC

Holly A. Testa, Director, Shareowner Engagement
First Affirmative Financial Network LLC

Encls

<u>Exhibit A</u>

Shareholder Proposal

See attached

TRILLIUM

November 17, 2014

Corporate Secretary
Yum! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213

Dear Secretary:

Trillium Asset Management LLC ("Trillium") is an investment firm based in Boston specializing in socially responsible asset management. We currently manage approximately $1.7 billion for institutional and individual clients.

Trillium hereby submits the enclosed shareholder proposal with Yum! Brands, Inc. on behalf of Katherine Hyett for inclusion in the 2015 proxy statement and in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, Ms. Hyett holds more than $2,000 of Yum! Brands, Inc. common stock, acquired more than one year prior to today's date and held continuously for that time. As evidenced in the attached letter, our client will remain invested in this position continuously through the date of the 2015 annual meeting. We will forward verification of the position separately. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

We would welcome discussion with Yum! Brands, Inc. about the contents of our proposal.

Please direct any communications to me at (503) 894-7551, or via email at jkron@trilliuminvest.com.

We would appreciate receiving a confirmation of receipt of this letter via email.

Sincerely,



Jonas Kron
Senior Vice President, Director of Shareholder Advocacy
Trillium Asset Management, LLC

Enclosures



First Affirmative *Investing for a Sustainable Future*
Financial Network, LLC

November 20, 2014

Corporate Secretary
YUM! Brands, Inc.
1441 Gardiner Lane
Louisville, Kentucky 40213

Dear Corporate Secretary,

First Affirmative Financial Network, LLC is a United States based investment management firm with approximately $900 million in assets under management. We hold shares of YUM! Brands, Inc. on behalf of clients who ask us to integrate their values with their investment portfolios.

First Affirmative is co-filing the enclosed resolution on behalf of our client, the Jane M. Ritchie Revocable Trust. We are co-filing this resolution with lead filer Trillium Asset Management and authorize the lead filer to act on our behalf, to include withdrawing the resolution. We support the inclusion of this proposal in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

Per Rule 14a-8, Jane M. Ritchie Revocable Trust holds more than $2,000 of YUM! Brands, Inc. Common stock, acquired more than one year prior to the date of this filing and held continuously for that time. The trust intends to remain invested in this position continuously through the date of the 2015 annual meeting. Verification of ownership will be forwarded under separate cover by DTC participant custodian Folio Institutional (Folio*fn* Investments, Inc.)

The lead filer will send a representative to the stockholders' meeting to move the shareholder proposal as required by SEC rules.

Please confirm receipt of this document and direct correspondence to:
Holly A. Testa, Director, Shareowner Engagement
hollytesta@firstaffirmative.com /303-641-5190

Sincerely,



Steve J. Schueth
President

Enclosures: resolution, client authorization letter

5475 Mark Dabling Boulevard, Suite 108, Colorado Springs, Colorado 80918 | 800.422.7284 toll free | 719.636.1943 fax | www.firstaffirmative.com
2503 Walnut Street, Suite 201, Boulder, Colorado 80302 | 877.540.4933 toll-free | 720.221.0470 fax | www.firstaffirmative.com
First Affirmative Financial Network, LLC is an independent Registered Investment Advisor (SEC File #801-56587)

Palm Oil Policy

Whereas

Yum! Brands (Yum) foods contain palm oil, a commodity that has attracted high-profile scrutiny for its role in deforestation and human rights abuses. Yum's website suggests that palm oil is used as cooking oil in 30% of its 39,000 restaurants.

Approximately 85% of palm oil is grown in Indonesia and Malaysia, where it is the leading driver of deforestation. Primarily due to forest and peatland conversion, Indonesia was ranked the 3rd largest emitter of greenhouse gases globally, despite being the world's 16th largest economy. The palm oil industry is also notorious for using child and forced labor, according to the U.S. Department of Labor.

Companies that fail to uphold strong environmental and social values throughout their supply chains have faced significant reputational damage and consumer rejection of their products.

Many companies are already addressing these concerns. Palm oil purchasers and major suppliers have recently adopted robust and time-bound commitments to eliminate deforestation and human rights abuses from their palm oil supply chain and achieve full traceability. These commitments have been made by a group of over 20 consumer brands such as Mondelez, Dunkin Donuts, and Nestle, and palm oil suppliers representing over 60% of palm oil produced, including Cargill, Wilmar, Goldenagri Resources, and IOI Loders Croklaan.

Yum scored a 0 out of 100 on a 2014 palm oil sourcing scorecard by the Union of Concerned Scientists, below McDonald's and Subway. Burger King, a member of the Roundtable on Sustainable Palm Oil (RSPO), committed to source only certified sustainable palm oil and palm olein.
By contrast, Yum has yet to adopt a comparable commitment. In fact, it is not clear whether the company has any environmental standards for the palm oil it purchases. Proponents are concerned that Yum may be exposed to significant brand and reputational risks from supply chain impacts on deforestation and human rights.

Therefore, be it resolved that: Shareholders request the Board prepare an annual public report, at reasonable cost and omitting proprietary information, providing metrics and key performance indicators demonstrating the extent to which Yum is curtailing the actual impact of its palm oil supply chain on deforestation and human rights.

Supporting Statement
Proponents believe a meaningful response to this proposal could include, amongst other company responses:

- A "no deforestation, no peat clearance, and no exploitation" policy;
- Percentage of palm oil traceable to suppliers and verified by credible third parties as not engaged in (1) physical expansion into peatlands, High Conservation Value or High Carbon stock forests, or (2) human rights abuses such as child or forced labor;
- A time-bound plan for 100% sourcing consistent with those criteria;
- An explicit commitment to strengthen third-party certification programs to prevent development on high carbon stock forests and peatlands; and
- Percent of Palm Oil RSPO certified (including percentage GreenPalm, Mass Balance and/or Segregated).

Exhibit B

Excerpts of the Corporate Social Responsibility Report

See attached


Yum!

Yum! Brands 2013
Corporate Social Responsibility Report

As we work to make nutritional improvements to our products, we are committed to reducing sodium, eliminating trans fats, restricting allergens and sensitivities and lowering calories and fats--all while maintaining the delicious taste our customers know and love.

Sodium
Palm Oil
Other

Palm Oil

As part of our global nutrition strategy, our goal over the next four years is to phase out palm oil wherever feasible. We have been working toward that goal and today, nearly 70% of our global restaurants do not use palm oil as their cooking oil.

Since 2007, KFC UK and Ireland gradually improved cooking oils by switching to rapeseed-based cooking oils that are high in monounsaturated fatty acids. These oils are healthier options as they are not closely linked to health problems such as cardiovascular disease. In 2011, we removed palm oil from our fryers and replaced it with high oleic rapeseed oil and sunflower oil. This move has cut the saturated fat in our Original Recipe® chicken, fillets and mini fillets by up to 25%.

KFC Australia introduced canola oil in May 2012 replacing responsibly-sourced palm oil for cooking their freshly prepared menu items.

In December 2013, KFC France phased out of palm oil, using a new oil mix consisting of sunflower and rapeseed oil. Remaining markets that are currently using palm oil in products are reviewing and testing alternatives.





Yum! Brands 2013
Corporate Social Responsibility Report

Goal: Sourcing the freshest food from an environmentally and socially responsible agricultural supply chain.

Even prior to the formation of Yum!, our brands have focused on optimizing our agriculture supply chain. Along the way, we have become more aware of, and attentive to, our social and environmental impacts. We have been responsive to issues as they arise, yet we cannot always control or avoid them at every stage of the supply chain. We work closely with food processors and, where possible, with those who raise livestock and grow our produce to work in environmentally responsible ways. We have made great progress in a number of areas where we feel we can have the greatest and most significant impact.

Our **Supplier Code of Conduct** sets forth our expectations and minimum standards for all suppliers and subcontractors in our U.S. market. The Code addresses working hours and conditions, non-discrimination, child labor and forced or indentured labor. We require suppliers to conduct audits and inspections to verify compliance with the Code. In addition, we reserve the right to conduct unannounced assessments, audits and inspections of supplier facilities. Violations lead to disciplinary action, including termination of the supplier relationship for repeated violations or noncompliance.


Yum!

Yum! Brands 2013
Corporate Social Responsibility Report

Yum! Brands is committed to maintaining a work environment that respects and supports the fundamental human rights for all of our employees around the world. We will not employ underage children or forced laborers and we prohibit physical punishment or abuse. We respect the right of all employees to associate or not to associate with any group, as permitted by applicable laws and regulations. We comply with all local employment laws in every market where we operate. We promote, protect and help ensure the equal enjoyment of human rights by all persons, including those with disabilities.

Ethics and Compliance

Yum! Brands' success is built on the integrity and high ethical standards of our associates. Our ethics and compliance program, based on our Worldwide Code of Conduct, demands the highest ethical standards in all of our operations around the globe.

Worldwide Code of Conduct

Yum!'s Worldwide Code of Conduct, adopted in 1997, is more than a document - it is the foundation for the way we conduct ourselves and do business throughout the world. It calls for the highest standards of ethical behavior from our Board members and our 1.5 million associates. The Code sets forth some of the policies and procedures regarding standards of conduct that are required of Yum! directors and employees. The Code of Conduct is intended to help employees conform to high ethical standards and to protect Yum! and its employees' reputations.

The Code is published in English, Chinese, French, German, Korean, Russian, Spanish and Thai. It can be found at www.yum.com/investors/governance/conduct.asp.

Employee Relations

Yum! recognizes that one of its greatest strengths lies in the talent and ability of its employees. Employees are expected to hold themselves accountable to the highest professional standards, with mutual respect being the basis of all professional relationships. Human resource goals have been established to guide the Company activities in employee relations. It is the Company's policy:

- to deal fairly with employees;
- to provide equal opportunity for all in recruiting, hiring, developing, promoting and compensating without regard to race, religion, color, age, gender, disability, genetic information, military or veteran status, sexual orientation, gender identity, citizenship, national origin, or other legally protected status;
- to maintain a professional, safe and discrimination-free work environment;
- to recognize and compensate employees based on their performance; and
- to provide a competitive array of benefits.

Sexual, racial, ethnic, religious or any other type of harassment has no place in the Yum! work environment. Racial, ethnic and religious harassment includes such conduct as slurs, jokes, intimidation or any other verbal or physical attack upon a person because of race, religion or national origin. Sexual harassment includes unwelcome sexual advances or other verbal or physical conduct of a sexual nature.

Supplier Code of Conduct

The Yum! Supplier Code of Conduct sets forth our expectations and minimum standards for all suppliers and subcontractors in our US market. The code addresses working hours and conditions, non-discrimination, child labor and forced or indentured labor. We require suppliers to conduct audits and inspections to verify compliance with the code. In addition, we reserve the right to conduct unannounced assessments, audits and inspections of supplier facilities. Violations lead to disciplinary action, including termination of the supplier relationship for repeated violations or noncompliance.

Yum! Brands is committed to conducting its business in an ethical, legal and socially responsible manner. To encourage compliance with all legal requirements and ethical business practices, Yum! has established this Supplier Code of Conduct (the "Code") for Yum!'s US suppliers ("Suppliers").

Compliance with Laws and Regulations

Suppliers are required to abide by all applicable laws, codes or regulations including, but not limited to, any local, state or federal laws regarding wages and benefits, workmen's compensation, working hours, equal opportunity, worker and product safety. Yum! also expects that Suppliers will conform their practices to the published standards for their industry.

Employment Practices

Working Hours & Conditions: In compliance with applicable laws, regulations, codes and industry standards, Suppliers are expected to ensure that their employees have safe and healthy working conditions and reasonable daily and weekly work schedules. Employees should not be required to work more than the number of hours allowed for regular and overtime work periods under applicable local, state and federal law.

Non-Discrimination: Suppliers should implement a policy to effectuate all applicable local and federal laws prohibiting discrimination in hiring and employment on the grounds of race, color, religion, sex, age, physical disability, national origin, creed or any other basis prohibited by law.

Child Labor: Suppliers should not use workers under the legal age for employment for the type of work being performed in any facility in which the Supplier is doing work for Yum!. In no event should Suppliers use employees younger than 14 years of age.

Forced and Indentured Labor: In accordance with applicable law, no Supplier should perform work or produce goods for Yum using labor under any form of indentured servitude, nor should threats of violence, physical punishment, confinement, or other form of physical, sexual, psychological, or verbal harassment or abuse be used as a method of discipline or control.

Notification to Employees: To the extent required by law, Suppliers should establish company-wide policies implementing the standards outlined in this Code and post notices of those policies for their employees. The notices should be in all languages necessary to fully communicate the policy to its employees.

Audits and Inspections

Each Supplier should conduct audits and inspections to insure their compliance with this Code and applicable legal and contractual standards. In addition to any contractual rights of Yum! or Restaurant Supply Chain Solutions, LLC (RSCS), the Supplier's failure to observe the Code may subject them to disciplinary action, which could include termination of the Supplier relationship. The business relationship with Yum! and RSCS is strengthened upon full and complete compliance with the Code and the Supplier's agreements with Yum! and RSCS.

Application

The Code is a general statement of Yum!'s expectations with respect to its Suppliers. The Code should not be read in lieu of but in addition to the Supplier's obligations as set out in any agreements between Yum! or RSCS and the Supplier. In the event of a conflict between the Code and an applicable agreement, the agreement shall control.

NOTE: Restaurant Supply Chain Solutions, LLC manages the supply chain for all corporate and most franchise-owned restaurants in the United States, including KFC, Pizza Hut and Taco Bell restaurants. RSCS negotiates volume purchases of equipment, food, packaging and other supplies from manufacturers and suppliers for our system.